October 23, 2012

Via EDGAR Transmission and the Mail

Ms. Lisa H. Etheredge
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631

RE:	Elizabeth Arden, Inc.
SEC Comment Letter dated October 18, 2012
Form 10-K for the Year Ended June 30, 2012
File No. 1-6370

Dear Ms. Etheredge:

          This letter will confirm our conversation of last week that Elizabeth Arden, Inc. intends to file its response to the October 18, 2012 comment letter from the Staff of the Division of Corporation Finance via EDGAR on or before November 16, 2012.

Sincerely,

/s/ Stephen J. Smith

Stephen J. Smith
Executive Vice President and Chief Financial Officer

2400 SW 145 Avenue Miramar, Florida * Phone (954) 364-6900